T. Rowe Price OHA Flexible Credit Income Fund
1 Vanderbilt Avenue, 16th Floor
New York, NY 10017

October 17, 2025

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0504

Re:	T. Rowe Price OHA Flexible Credit Income Fund Registration Statement on Form N-2 File No. 333-290858

Ladies and Gentlemen:

Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement on Form N-2 (File No. 333-290858) filed by T. Rowe Price OHA Flexible Credit Income Fund on October 14, 2025:

“The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.”

If you have any questions or comments in connection with this delaying amendment, please contact Kaitlin McGrath of Dechert LLP by telephone at 617.728.7116 (or by email at kaitlin.mcgrath@dechert.com).

Very truly yours,

T. ROWE PRICE OHA FLEXIBLE CREDIT INCOME FUND

By:	/s/ Grove Stafford
Name:	Grove Stafford
Title:	Chief Compliance Officer and Secretary

cc:	Kaitlin McGrath, Dechert LLP